Filed by Sirenza Microdevices, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Vari-L Company, Inc.
Commission File No. 0-23866

The following is a transcript of a presentation made by Robert Van Buskirk and Thomas Scannell, Chief Executive Officer and Chief Financial Officer, respectively, of Sirenza Microdevices, Inc. to members of the investment community via teleconference on January 21, 2003:

TRANSCRIPT

OPERATOR

Good day, and welcome to the Sirenza Microdevices fourth quarter teleconference. This call is being recorded.

At this time, I would like to turn the call over to Mr. Tom Scannell, Chief Financial Officer. Please go ahead, sir.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Thank you. Good afternoon, and thank you for joining the management of Sirenza Microdevices for our quarterly teleconference with interested members of the investment community.

Today we’ll discuss with you the company’s financial performance and business trends for the fourth quarter and full year of 2002, as well as our current outlook for the first quarter of 2003. We will also be sharing with you our views on the full year of 2003.

Joining me is Bob Van Buskirk, President and CEO of Sirenza Microdevices. First, Bob will briefly summarize our financial highlights for the quarter and give you some insight into our view of the current market conditions and our plans. I will follow with a financial analysis, and then we’ll open the call up for questions.

Please be advised that the matters discussed in this teleconference contain forward-looking statements regarding future events including the financial performance of the company, the stabilization and possible improvement of the wireless market, and the company’s ability to manage its performance during these times.

We will be giving you an outlook on the company’s anticipated financial performance for the first quarter of 2003, our views on the full-year of 2003, the potential financial performance of our new Integrated Power Products business area, the potential finalization of the acquisition of the selected assets of Vari-L Corporation, the integration of Vari-L assets management and processes with Sirenza, and the effect of such merger and integration on the financial performance of Sirenza. We wish to caution you that all such statements are, in fact, predictions that are subject to risks and uncertainties, and actual events or results may differ materially.

The factors that could cause actual results or events to differ materially include but are not limited to the integration and financial performance of the company’s new Integrated Power Products business area as part of Sirenza and the resulting benefits of the business combination to Sirenza’s customers, the inability to close or delay in the closing of the Vari-L asset acquisition, failure to successfully integrate the assets, management teams, and processes of Vari-L into Sirenza. In particular, the anticipated consolidation of manufacturing facilities in the Denver area, and the anticipated cost savings associated with that consolidation.

The actual amounts of charges and transaction expenses associated with the acquisition, inability to secure the expected synergies with Vari-L and the related benefits envisioned by Sirenza, the actual amount drawn by Vari-L on a secured bridge loan facility with Sirenza, the possibility that the purchase price for Vari-L assets, and therefore, the number of common shares issued and cash paid may increase due to the net asset adjustment to the purchase price that is provided for in the definitive agreement, negative response by the customers of Sirenza or Vari-L to the acquisition.

Finally, our results may be affected by our customers in the wireless and wireline infrastructure markets reducing planned production volumes, further delaying the build-out of new wireless and new wireline network infrastructure, delaying the build-out and implementation of next generation equipment, increasing the demand for RF components — decreasing demand for RF components, excuse me — and exerting pressure on the pricing of our components. All of which either singularly or in combination could result in the under-utilization of our manufacturing facility, resulting in increased costs.

Each and all of the factors mentioned above could be due to overall general economic or telecommunication market conditions, or conditions in the mobile and fixed wireless and wireline infrastructure markets, or otherwise.

Additional factors that could cause actual results to differ materially from those in the forward-looking statements are included in the company’s filings with the Securities & Exchange Commission, specifically the company’s latest 10-K filed in March 2002 and 10-Q filed in November of 2002, Vari-L’s Form 10-K filed in October 2002 and Form 10-Q filed in November of 2002. The company undertakes no obligation to update the forward-looking statements at any time or for any reason.

In addition, on December 20th Sirenza filed with the SEC a registration statement on a Form S-4 containing a preliminary proxy statement and prospectus in connection with the acquisition of Vari-L’s assets. And Vari-L intends to mail the definitive proxy statement and prospectus to its shareholders in connection with this acquisition when it becomes available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement and prospectus, and the definitive proxy statement and prospectus when it becomes available, because each contains or will contain important information about Sirenza, Vari-L, and the transaction.

With that, let me turn it over to Bob.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thanks, Tom.

Our fourth quarter results met the range of our expectations as we updated on our conference call last December where we outlined the agreement to acquire substantially all the assets of Vari-L Corporation.

Fourth quarter net revenues were $5.8m, compared to $5.2m in the third quarter of 2002, and $3.5m for the fourth quarter of 2001. Our pro forma net loss for the fourth quarter was 1.5m, or a loss of five cents per basic share, versus the third quarter this year of 1.3m, a loss of four cents per basic share, and compared to a pro forma net loss of 2.2m, or a loss of seven cents per basic share for the fourth quarter of last year.

The company’s fourth quarter net loss as reported under GAAP was 5.1m, or a loss of 17 cents per basic share. This included charges of $224,000 for the amortization of deferred stock compensation, 48,000 for the amortization of intangible assets related to the acquisition of Xemod in the third quarter, and 391,000 for restructuring related to a seven percent reduction in force and the exiting of excess facilities in the fourth quarter, as well as an impairment charge of 2.9m to reduce to fair market value Sirenza’s investment in global communications semiconductors.

Sirenza’s fourth quarter net loss under GAAP compared sequentially with a net loss of 3.7m, or a loss of 13 cents per basic share, and year-over-year with a net loss of 5.1m, or a loss of 17 cents per basic share. At December 31st, 2002 Sirenza’s total assets were 54.1m including cash and cash equivalents, short-term investments, and long-term investments of $31m.

Now, let me make some specific comments on our fourth quarter and the full year, as well as more general comments on major trends in the industry. Sirenza’s balance sheet remains strong. Net inventories both in-house and in-the-channel continue at historically low levels, with inventory in our distribution channel leveling out after eight consecutive quarters of reduction. DSOs remain below 30 days, and debt remains very low. Cash and investment balances at 31m post our earlier Xemod acquisition and our secured bridge loans to Vari-L. And book value is $1.50 per share.

Our cash used in operations this quarter was 1.7m, totaling under 5m for the entire year, in line with our earlier projections.

Our quarterly revenues grew by 11 percent sequentially, and 66 percent year-over-year. And our pro forma year-over-year quarterly loss per share was reduced from seven cents to five cents.

We grew our sales this year by nearly five percent, and at the same time reduced our combined R&D and SG&A expenditures for Sirenza by 11 percent. This is actually 16 percent prior to adding Xemod related expenses.

Our gross margin exceeded 50 percent for the fourth consecutive quarter, and reached 58 percent for the full year.

Our sales channels were balanced as was our geographic breakouts. Specifically, our factory direct sales represented 47 percent of full-year sales, an increase of 84 percent over 2001. Additionally, our sales to our top 10 major equipment customers totaled 31 percent this quarter, and 34 percent for 2002. Specifically, sales to the top global wireless infrastructure OEMs increased by more than 350 percent year-over-year, reaching 30 percent of our total 2002 sales. Our distribution channel partners, Avnet and Richardson Electronics, totaled 53 percent of our 2002 sales, roughly level year-over-year, and with a substantial increase of 48 percent in Q4 this year versus Q4 last year. Also, our distribution channel grew 26 percent sequentially this quarter.

Our geographic sales breakout for the full year featured balance also — with Asia at 36 percent of sales, North America at 33 percent, and Europe at 31 percent. One item to note is that our sales to China doubled year-over-year and exceeded nine percent of our total 2002 sales. For the quarter, Ericsson remained our only 10 percent customer.

Quote levels remain solid with both our direct and distribution quotes increasing. The total volume or the total dollar volume of quotes reached nearly 40m for this quarter. Both the dollar value and the number of quotes grew sequentially this quarter.

Orders were stable in Q4. We entered this quarter a few points below 50 percent firm for the midpoint of our guidance, and our book-to-bill ratio fell slightly below one-to-one but we exited the year with a stronger December at slightly above one-to-one.

Our design-in activity was also solid this quarter with 15 product types designed into 11 sockets at our strategic top-tier accounts only, representing the potential for nearly 5m in shipments over the next eight quarters. This brings the total for this year to nearly 80 products designed into over 115 sockets, representing approximately 15m in potential production revenue. Other design-ins at smaller customers are not captured in these figures.

For the year, sales of our key semiconductor technologies were well-diversified at 45 percent for gallium arsenide, 30 percent for silicon germanium, 11 percent for indium gallium phosphide, and 13 percent for our pHemT technologies. Our LDMOS based high-power modules reached three percent of sales this quarter. Our product line sales for 2002 were led by an increase of more than 200 percent for our power amplifier products, and a sequential increase of 34 percent for our mostly SiGe-based amplifier product line.

This year we added to our worldwide customer support capability as we established a sales office in Stockholm, Sweden, and opened our customer support office in Shenzhen, China to support our increasingly important Chinese customers.

Now, let me turn to more general comments, and some major trends in the industry. As I outlined in our teleconference in early December, our major customers are communicating to us some strategically important signposts regarding the future path for successful RF component suppliers. Among these are (1), size matters. Component suppliers must achieve a certain critical mass to be considered a global partner. As OEMs continue their internal downsizing to align with their end-markets their internal resources for developing and sourcing these high-performance RF components is being significantly reduced. The OEMs are looking to buy more from fewer suppliers.

And (2), product and technology versatility is critical. Companies like Sirenza understand this and are well-positioned to exhibit the versatility in technology, product, and communication protocols such as GSM, CDMA, and TD-SCDMA required to be a successful competitor. Being positioned to serve global end-markets with particular attention on Asia for near-term growth is crucial to the success of a comprehensive RF component supplier.

(3), equipment cost reduction is a ‘must have’ for our end customers. With the declines in the overall market, the emergence of some serious competition, and major reductions being taken in internal technical and operational resources at the OEMs, as well as the increased role of contract manufacturers the demand for lower equipment cost is intensified.

Number (4), RF component and equipment integration is vital. A major question facing OEMs is how to reduce costs in a period of low and slow-ramping production, and at the same time how do they do this with fewer internal RF resources. If sheer volume can’t drive sufficient cost out of their equipment products then cost savings through integration will, and has become a cornerstone of their component sourcing strategy.

And finally, number (5), a global footprint is required. A successful RF component supplier must have sales channels, and customer support capabilities, and technical resources deployed globally.

As we stated when we announced the final agreement to purchase substantially all the assets of Vari-L, the management of Sirenza and Vari-L have confidence that our business combination will better enable us to address the strategically important signposts I’ve just outlined. We see the key benefits to our customers and to our stockholders from this acquisition as: bringing us an established top-tier customer base in both commercial and both high-rel end-markets, bringing us the technological leadership position in frequency control and signal processing that interleaves very well with Sirenza’s well-established RF expertise.

Also bringing us outstanding low-cost hybrid and multi-chip module manufacturing expertise, easily leveraged and integrated with current and planned Sirenza products.

And also augmenting and bringing a strong management and technical team, as well as bringing a scarce industry resource into our company, namely another company of roughly equal size focused on the same end-markets, and working with the same OEMs with complementary products, technology, and manufacturing.

We continue to see this asset acquisition as highly strategic. Our financial expectations for the deal remain largely unchanged and positive, with the deal expected to be accretive in the quarter following the closing of the deal. And Tom will discuss our current expectation regarding timing of the deal and financials in a few moments.

Now, turning to color on the current quarter. We used the “tide receding” analogy to describe the broad-based decline in revenues throughout 2001 and much of 2002, if you recall. It seemed to us this quarter that the tide may be gradually rising, especially when measured by our distribution channel, and in particular, in North America. We saw the return of a diversified customer base across a broad end-market set, now although individual customer orders this quarter were rather small in these areas.

As to the major wireless equipment OEMs it appears that some seasonality is coming back into the market for Q1, and that the OEMs are basically taking a breath and pausing before renewing growth efforts later on this year. We are looking at a stable business base certainly at a much higher level than a year ago, but we still view the market with some level of caution.

One other area of color is in the area of pricing pressures brought-on by the end-market cost pressures our customers are facing. Some major OEMs have indicated to us that in 2002 more units or fewer dollars was the rule rather than the exception, and this has worked its way down the supply chain, and is now a reality for component suppliers. Fortunately for Sirenza, we have a broad product portfolio featuring advanced technology and a diversified customer base to help offset these pressures.

In 2002 for example, our average ASPs actually increased by a bit more than 10 percent over 2001. Also, we are dramatically increasing our component footprint to the Xemod and Vari-L acquisitions to be better-positioned to offer our customers more in return for more favorable and leveraged pricing.

So, now I’ll turn the call over to Tom for his comments.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Thanks, Bob.

As I usually do, I’ll be focusing my comments on selected revenue breakouts, gross margin analysis, and balance sheet highlights. As in previous quarters, we have posted on the Investor Relations section of Sirenza’s web site, in the Investor Relations, more detail on some of the historical numbers. I want to encourage those of you who will be using these numbers to read the cautionary language at the bottom of the web page. The language contains important information.

Bob covered many of the key sales statistics in his commentary, so let me just make a few follow-up comments. Let’s first look at sales in our channel mix, at 59 percent ‘disti’ and 41 percent direct, Sirenza’s sales in Q4 ‘02 were tilted more towards distribution than they have been in quite awhile. While our distribution partners had an excellent quarter for us, about which I’ll have more to say in a minute, it does need some further analysis.

To meet some customers’ logistical requirements in Q4 we shipped approximately 300K through ‘disti’ that otherwise would have been direct. Adjusting this, the split for the quarter would have been 53 percent ‘disti’, and 47 percent direct, more typical for us but still a very good quarter for distribution.

Taking this adjustment into account, our ‘disti’ channel grew approximately 15 percent over last quarter with the strongest region being in North America. We were pleased, as Bob mentioned, to see a pickup in orders in smaller accounts through distribution in Q4. While the dollar amounts may have been individually very small the breadth of the order pattern was quite wide. We are hopeful that this represents a signal that the broader market for our products is strengthening, especially in North America.

Turning our attention next to the domestic international split, North America grew about 22 percent on the strength of the just-mentioned up-tick in distribution sales. Asia was flat, a little below our expectations due to some production delays in China and slightly slower sales into Korean repeater end-markets. Europe grew nicely at about 13 percent.

Year-over-year, as Bob mentioned, our sales grew nearly five percent. This was in a year when most of the wireless analysts on Wall Street estimated that the wireless infrastructure spending shrank somewhere between 20 and 30 percent. I think our achievement of growing is even more significant if you consider that we had growth while at the same time absorbing the departure in 2002 of two customers who had historically been greater than 10 percent of our sales. We are very proud of our sales team and the company’s continued focus on a strategic goal of becoming the infrastructure supplier of choice.

Next, let me say a few words about our gross margin in Q4. As you can see, our gross margin remained about 50 percent. This quarter being at 53 versus 54 in Q3. As I usually do, I’ll break the number down for you into standard costs, factory performance, and previously reserved inventory shipments. At standard gross margins were about 54 percent. This compares to last quarter’s about 58 percent. The major driver here was our decision to aggressively price a selected number of older products in order to get them out of our inventory.

As regards previously reserved inventory shipments, we were slightly higher than we expected and came-in at about 700K for Q4. This added about 12 points to our gross margin, bringing it to about 66 percent. The products that we shipped are largely the same products that we have been shipping over the last several quarters.

Our factory overhead absorption variances were slightly higher this quarter due to us reporting a full quarter of our Integrated Power Products division. This was about seven points. And finally, we had a little over five points of yield variance in our Sunnyvale facility.

Next, let’s turn our attention to operating expenses. Focusing just on the three core expenses, R&D, sales and marketing, and G&A, we came in at 4.7m near the upper end of the range that we gave on our Q3 conference call. R&D was higher due to the timing of mask and wafer runs offset by some R&D tax credits we received from the Canadian government. Sales and marketing were at the top end of this range primarily due to higher commissions on the higher than expected sales. G&A was also a little higher than last quarter and near the top of our expectations due in large part to travel and less than expected usage of vacation time.

As Bob mentioned, year-over-year the R&D, sales and marketing, and G&A for core Sirenza, less the Xemod expenses, came-in at about a 16 percent reduction. Next, you will note that we had a restructuring charge this quarter. It is a result of a reduction in force of approximately seven percent and exiting some excess facilities at our Integrated Power Products business area in Tempe.

You will also note that we took a 2.9m charge this quarter to lower the valuation of our investment in GCS. We made the judgment that the valuation of GCS was, in the words of the accounting literature, ‘other than temporarily impaired’ based on GCS’ financial performance in this continuing tough environment in both the overall economy and in the telecom sector, and the relative value of comparable public companies in our industry. We continue to see GCS as one of our key strategic partners, and we continue to work closely with them to introduce both new and improved products. However, on balance sheets the GCS investment is judged by its fair value and not a strategic value. We believe the appropriate thing to do is to recognize and reduce value this quarter. We naturally will be laying out the details of our reasoning and calculation in our upcoming 10-K submittal.

Let’s turn to the balance sheet. Our total cash, cash and investments declined from 36.9m at the end of Q3 to 31m at the end of Q4. The largest single item was the secured Vari-L bridge loans and acquisition related costs which were about $3.8m.

As you may recall, we have been predicting that we would use about 4m to 5m in operations this year, and we came-in at about 4.7. If we were to exclude the effect of our Tempe organization which was not in our original calculations, the number would have been in the $4m range.

Our inventory increased slightly this quarter due to the purchase of some wafers relating to our newer product lines and our putting in a limited buffer stock on finished goods for a key product for an important customer.

Let’s turn next to the outlook for Q1 and for 2003. I am about to make many forward-looking statements about the company’s performance, and so I’d like to remind you again of the Safe Harbor language that I read earlier in today’s call. I’d also like to remind you that the following information represents our outlook only as of today, and we undertake no obligation to update or revise any forward-looking statements as a result of new developments or otherwise.

So let’s see, guidance for Q1 for Sirenza, we expect that our sales for the first quarter of 2003 will be level to slightly up from Q4. We probably put a band around five percent around this number. However, given the uncertainty of the market a level quarter appears more likely to us at this time.

One of the most significant factors that could swing our sales in Q1 is the factory direct shipments to our major OEM customers. And some of our European and Chinese wireless space station customers do not come through with the order they have promised our sales could be impacted. Another significant swing factor will be the continued strengthening of our distribution sales. Finally, we do expect our North America, Asia, and Europe sales profiles to shift back towards the more regular one-third, one-third, one-third.

Regarding gross margin for the first quarter, given our visibility of products and mix at this time and our expectations of volume and absorption in our factories we expect that pretty much a repeat of this quarter, but more than likely it will be up slightly. Swing factors in Q1 will be the same as they were Q4 ‘02. Product mix, sales of previously reserved inventory, sales of slower moving products through aggressive pricing, and factory utilization.

At this point in time the sales of our previously reserved inventory in the first quarter we’re expecting them to be about 500K. Based on our conversations with our customers for these products we are expecting sales for these products for the full year of 2003 will be about half of what they were this year, or about 1m to 1.2m.

As regards to the outlook for operating expenses, the mid-point of our expected ranges are R&D at 1.8 with as always a strength factor being mask sets and wafer runs, sales and marketing at 1.1m depending upon commissions, and G&A at about 1.2m. The G&A number could vary compared to previous quarters due to some possible expenses related to the Vari-L acquisition. In addition to these items we may have restructuring expenses in Q1. The amounts are not determinable at this point as it will be driven by the timing of the Vari-L acquisition. Our interest expense, interest income, amortization of deferred compensation, and amortization of intangible assets should be in line with previous quarters.

As regards to our expectations for Q1 EPS, given the range of possible sales and gross margins, and expense outcomes we have for this quarter, and with the share count of about 30m shares, the mid-point of our expectations for GAAP loss per share is about three cents, with a penny or two on either side. The mid-point of our pro forma LPS is two cents, again, with a penny or two on either side.

Just so everyone is clear let me once again spell-out the adjustments we make to get to the pro forma income. We subtract amortization of deferred comp and intangible assets, restructuring charges, relocation expenses, and the investment impairment.

Since LPS is a result of many things I must caution you that this number could vary outside this range based on the uncertainties we referred to today, or if there’s an unusual conflict of events involving the company specifically, the economy, or the business climate.

Regarding the balance sheet we expect our DSOs and inventory turns to remain pretty close to where they are now. Swing factors in inventory will be our decisions regarding the level of finished goods buffer stock for one of our major OEMs we’re going to carry, and the number of wafers we’re going to order to support our new products. The major swing factor in A/R is the addition of a few IPP customers in Asia that could take slightly longer to pay. Of course, higher than expected sales, especially towards the end of the quarter, would have a positive impact on our inventory turns, and a negative impact on our DSOs.

Now let me say a few words about the full year of 2003, and the performance of the combined company, Sirenza and Vari-L. But before I do that, let me reiterate the warning language given at the top of the call. I want to emphasize there are many, many assumptions underlying what I am about to say about the performance of the combined companies including but not limited to the performance of the overall economy and the telecom sector in particular, the timing of the actual combination, and moving costs, — so let’s assume that we do combine — I am sorry, excuse me — moving costs and timing efficiencies gained, and costs eliminated, and the reaction of our customers. What I am about to say constitutes our best modeling at this time with the information we have on-hand. If any one of the underlying assumptions were to prove invalid, the numbers that I am about to read you would no longer be a fair representation of the performance of the combined companies. We all have no obligation to update this outlook for any reason.

With that out of the way, let me get to the outlook. With two exceptions we think the numbers that we gave on the December call regarding the performance of the combined companies, to first order, are still valid. The only two changes that we would make is to say that it looks like now based on the information that we have is that a deal would close in Q2 rather than Q1, and approximately $1m in acquisition related costs we thought that would fall into Q4 of ‘02 will now fall into the ‘03 numbers.

In our December call, based on the information we had at the time, we assumed the deal could close in Q1. Based on the latest information we now have, the earliest the deal could be closed would be early April. At the current time our latest expectations for the deal closing is late May. The main gating items are the turnaround time for the S-4 from the SEC and the completion of the Vari-L shareholder vote.

Finally, let me just say a few words from the point of view of the quarterly profile of the combined companies. Our current modeling shows that the combined companies should be pro forma earnings accretive in the first full quarter after the combination and be pro forma profitable and cash flow positive in the next quarter.

Well, that’s the end of my comments. Let me turn it over to the Operator, and open up the lines for question.

QUESTION AND ANSWER

OPERATOR

Thank you, the question-and-answer session will be conducted electronically. (Caller Instructions.)

And we’ll first go to Mike Walkley, RBC Capital Markets.

MIKE WALKLEY — RBC CAPITAL MARKETS — ANALYST

Great. Thank you. Tom, can you maybe just expand a little bit on your guidance for full year ‘03? What revenue level breakeven should we expect including Vari-L?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

The numbers that we gave-out last time, Mike, was that we thought that revenue for the year for the combined companies would be around 48, but assuming they were going to do it in the second quarter now we’d probably say 45m for the full year with, you know, a 10 percent band on either side. We think, what we said last time is that the gross margin would be in the low to mid 50 percent range. And remember, that number is without restructuring and relocation costs, okay. The core operating expenses, R&D, sales and marketing, G&A, should be in the mid to high 40 percent of sales range, again, without relocation and restructuring.

Amortization of deferred comp should be about 800K. The amortization of the intangibles is a much tougher number for me to estimate because we haven’t completed the valuation of Vari-L yet. But in my model I have about 600K for the year. Obviously, that number is subject to a lot of variation.

Finally, we are estimating about 1m to 1.5m for relocation and restructuring expense.

So, what we said in December is still valid now given all the assumptions above, and there are quite a few assumptions there. We expect our GAAP earnings to be somewhere about a 500K loss. This could be as high as a million, and could be as low as breakeven. That would result in an LPS of about zero to three cents. On a pro forma basis if we eliminate the amortization of deferred comp and intangibles restructuring, relocation we think we’ll be about 2m positive for the year in earnings, and somewhere around a nickel a share. Basically, a repeat of what I said in December.

MIKE WALKLEY — RBC CAPITAL MARKETS — ANALYST

Sure, okay. Thanks. Maybe you can update us a little bit more on your customers? Did you see any changes maybe in WCDMA or any other interface technologies, or any pull-ins, or push-outs during the quarter?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Hi, Mike. It’s Bob Van Buskirk.

MIKE WALKLEY — RBC CAPITAL MARKETS — ANALYST

Hi, Bob.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, well one of the things we did was — you know, it’s interesting to note that Nokia recently said they expect flat to down 10 percent, but in their addressable market, specifically because they have little to no concentration in TDMA and PDC, but to actually be less of a decline. We went back and looked at our design wins for the year, and what we discovered is that about 59 percent, measured in dollar value of our design wins for this year, were CDMA, wide-band CDMA, or TD-SCDMA. So, Nokia’s comment about addressable market perhaps being higher than the aggregate market decline, I think, is very relevant to us also.

Specifically, we haven’t seen — we actually saw the order pattern, as I mentioned, being rather stable on all of our major OEMs in the fourth quarter, and actually saw a more typical signature as we exited the year. Now, one thing I would have to comment on, though, is the way the Christmas and New Years holidays fell this year kind of fractured year-end for us. I don’t know if you’ve heard that from anybody else, but having it happen in the middle of both of the last two weeks of the quarter caused a lot of people to be off the air, it appeared. But we still exited the year with a little bit better than one-to-one on a book-to-bill.

So, the major customers laid out for us what they expected in Q4, including the CDMA and wide-band CDMA customers. And we didn’t really get any surprises, some minor pull-ins, but nothing in terms of a major surprise, certainly nothing negative. And again, if you look at the seasonality of our order pattern this year it looks a lot more typical to us in that, you know, a ramp in the third and fourth quarter with a plateauing effect, it appears, in the first quarter.

MIKE WALKLEY — RBC CAPITAL MARKETS — ANALYST

Okay. You mentioned about Ericsson is a 10 percent customer. Can you maybe share with us do you have any customers in the five to 10 percent range of your revenue?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, in general we haven’t broken them out specifically, but we have talked in the past about people on a yearly basis, people like Huawei getting into that category. The combination, well, actually we look at it as Lucent, bur really it’s the combination now of Lucent and Andrew, a lot of PA work that is going through Andrew now into Lucent would fall into that category also. ZTE went to that, or nearly reached that category in the fourth quarter, largely driven by some of our power module sales.

MIKE WALKLEY — RBC CAPITAL MARKETS — ANALYST

Okay, great. I think that’s all. I’ll let someone else ask questions. Thank you.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Okay, thanks.

OPERATOR

Blaine Carroll, Adams, Harkness and Hill.

JED DORSHEIMER — HARKNESS AND HILL — ANALYST

Hi, guys. It’s Jed Dorsheimer for Blaine Carroll.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Hello, Jed.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

How are you doing? A couple of questions. If we could just jump back to Vari-L, will they be reporting their December numbers since the acquisition looks like it’s been pushed out?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

We expect that they will have their own conference call reporting their December numbers.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

All right. And with the split of — or excuse me, with combined guidance of 45m for ‘03, I think in the past you said the revenue of 48 would be split evenly, will that still assume a 50/50 split there?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Roughly, I mean, you know, give or take.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

And will that follow the same linearity that Sirenza would have, ramping in the third and fourth quarter?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, I would expect, Jed, that this year again, if as we exited this year with a more typical signature to it, if it holds next year then ‘yeah’ we should see some slight tilt-up in the second half of the year.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

All right. Would you mind talking about, just a little bit, what gives you the confidence that you’d be able to ramp from, you know, I guess last quarter they did, what, 4m, that you’d be able to get that to sort of the $5m, $6m range?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Well, I don’t — I can refer to the thinking that we had when we announced the call. Obviously, I don’t want to speak for them in terms of their outlook for the quarter, and so forth. But if you recall, on the day we announced in early December, the definitive agreement, they were looking for a quarter similar to ours. At that time we were looking for about five percent sequential. You know, and so with the five percent sequential, and then some reasonable growth in the second half of ‘03 that’s how we would get to the number. I think what we said last time is that 45m, let’s say, would be roughly split 50/50. It could be, you know, 55/45, you know, plus or minus five percent.

I would say the driving product force in the second half of their year was the introduction of some integrated phase lock, loop modules, that they don’t have in their current — well, they actually have in their current portfolio, but that are just getting baselined into some production that could start in the late second, early third quarter. The ASPs for those modules are more than triple their average DCO ASP, so it goes from $3 to $10 kind of thing. And if — that was largely the product force behind the, behind the second half growth.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

Great, thanks. Would that be spread across your existing customer base, as well as theirs? Or would that be concentrated in one certain area for those phased loop modules?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Actually, one of the things we looked at when we interleaved the two companies was the customer base, of course. And we indicated earlier that good news for us in the combination was in a couple of OEMs, in particular Nokia and Siemens, they’re very strong. In other OEMs, people like Ericsson and Lucent, we’re strong. And so, what the idea here, of course, is obviously they secure the sockets with their key customers, and then we start to leverage one another, and bundle products to get sales across the OEMs also. So, we are really looking for both.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

Great, thanks. Just one more question if I could. Would you mind just talking about your products as a result of end-market? I think last time you said 70 percent of those were commercial and signal, and about 30 percent were military. Has that changed at this point?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

You mean Vari-L?

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

Yes.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, Vari-L, again, I can’t speak for their specific numbers. But when we talked in December, I think their military or high rail sales were more in the 20 percent range. I actually haven’t, again, I don’t know their current quarter number, so I don’t know if that’s changed. We, Sirenza, have very little, almost a negligible amount of government or military sales. Also, on the web site is the statistical breakout that we post which shows all of the, our product line sales, also cut by geography, and technology and so forth.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

Great. Thanks, guys.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Okay.

OPERATOR

Earl Lum, CIBC World Markets.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Yes, gentlemen, I just had a couple of quick questions. With regards to the beginning of the call, you mentioned that on the distribution side for the first time in eight quarters you saw some order stability. Can you go into a little bit more detail about exactly what’s going on over at Richardson and Avnet? And what do you foresee going on as we move into 2003?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, let me — maybe I didn’t make myself clear earlier, Earl. What I said was there were eight consecutive quarters of inventory decline in the distribution channel. And it leveled off this time. And that actually is a good sign for us on a couple of cases. One is the inventory in that channel is very low, so any demand should be pulled through pretty quickly. And then, secondly, we have a lot of very, very fresh inventory out there in that channel because of this leveling effect, and reducing over the past few quarters.

What we were saying is that distribution grew about 22 percent sequentially this quarter, and actually from a year-over-year standpoint dollar-wise, came in, you know, within one percent of last year, something like that. Very, very close to being a level year-over-year dollar wise. And actually showed some strength in the second half of the year. Basically, going from below, in the kind of 50 percent of sales to the high end of 50 percent of sales. I mentioned, one of the things we mentioned is we actually took some what we typically would do with direct sales this last quarter and put it through distribution for logistics reasons. Even if you account for that, distribution grew sequentially about 16 percent.

Tom mentioned in his comments that it was very broad-based. We saw E911 customers, vehicle tracking customers, meter reading customers, CATV customers. And now, again, I’ll caution you that none of those individual orders were large by themselves, but what we actually saw was, you know, the breadth of it was actually pretty good. And so, that’s where I used the ‘tide was coming back in’ analogy. We did see a broad, diversified order and shipment pattern from distribution. And they were actually up about 25 percent the second half over the first half of ‘02.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Yeah, if you look at it, 2001 versus 2002, it looks like a ‘V’ — you know, they started off pretty good in 2001 and declined over the year, and this year they declined.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Okay. And if we look at the increase that you had in the fourth quarter was it again broad? And could you talk a little bit about where you expect to get traction from the acquisition of the products from Xemod? And how do you expect that to continue to unfold in 2003?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, one of the — a specific case, we saw the decline in our shipments to one of our Chinese customers. And then, the increase driven by the IPP or the Xemod products, we call them integrated power products. For example, they’re shipping their high-power module to ZTE for base station application in China. And so, the traction that we saw in this quarter helped in the sense that we had a decline offset by an increase in the power products to ZTE.

One of the things that we are doing, you may recall, they are — that Division now, group is developing it’s own LDMOS technology, proprietary technology that we’re sourcing offshore. We’re getting close to qualifying, or at least starting the qualification process, I should say, for that LDMOS die technology, which should put some wind in the sales of those products through the year. We’re in the process of looking as to what products we actually develop for ‘03. But we’re looking like at a wide range of 10-watt standard modules, as well as the 120-watt, and 200-watt standard module. We may, in fact, excuse me, we may, in fact, also look at some discreet products in ‘03 also.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Okay, so if we look at where the Integrated Power Products product line is going to be expanding, is right now is it mostly the 200-watt product that’s being shipped to ZTE? Or is it the 120?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

It’s the 120.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

And most of the traction they’ll get it looks like, certainly in the first half of ‘03, is in Asia.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Okay, and then you’re looking at potentially the normal, typical high-powered discretes that have been available in the marketplace? You’re looking at potentially introducing that product line, as well, in 2003?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

It would probably be, you know, it won’t have a material effect on the sales in ‘03, but would be introduced in the latter part of ‘03.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Okay, and then, one quick question with regards to the merger. Ericsson right as we exited the fourth quarter, for the year were they above 10 percent?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Yes.

EARL LUM — CIBC WORLD MARKETS — ANALYST

And given the combined customer base after the deal closes would you expect that there would be other 10 percent customers once the deal is closed?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

More than likely, but we haven’t calculated that yet.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Well, I think the one thing we looked at, the candidates, though, Earl, would certainly be – there actually would be three candidates. And, of course, ideally if the pie gets bigger you can spread-out, you don’t want to have, well, I guess you could have a lot of 10 percent customers. But obviously, diversification is important there. But the candidates that move into that category definitely would be Siemens, Nokia, and Motorola.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Okay, so that would put you at four OEMs, and then, I guess would distribution then shrink as a total because of the – it’s Vari-L mostly through direct, or how is their channels set-up, and what are you planning on doing to increase the synergies there?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Vari-L is exclusively direct, in fact, today. And we are evaluating which products, you know, these are — their current product line is a whole range of narrow-band VCAs, DCOs, largely. But they are developing some wide-band DCOs. And we are looking and evaluating which products would be most appropriate for distribution.

And so, we do plan to put some of the Vari-L products in distribution. And that we would expect if ‘03 rolls out like we see it rolling out right now, that the percentage of sales from distribution, again, because the denominator is growing would probably be reduced but still stay above 40 percent, still be an important channel for us.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

And dollar-wise still growing.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Right.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Okay, and then one final question. If you kind of generalized where the market is today on infrastructure would you say that we at least — it looks like we bottomed and things are stabilizing, and given what you’re saying about Q1 being flat, to slightly up, it doesn’t look like we’re in the continuous sequential decline that we were seeing through most of 2001 and 2002?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, I would say, you know, I used the word ‘typical’ a couple of times, Earl. This, as we exited this year it felt a lot more typical for the infrastructure market. The order visibility has not dramatically improved. The forecast visibility, coining a new term, I guess, has improved somewhat, especially in Asia. That could also be the fact that some of the Asian OEMs are just getting better at MRP and other things.

But we would say that the forecast visibility has improved, the order visibility is still limited, but, as you well know, our only 10 percent customer, Ericsson, has been undergoing significant internal downsizing. And from the best of our ability to see into that, a lot of that looks like it’s behind them. And so, it feels like a more stable environment. Again, the forecast visibility would indicate that’s so, but we don’t have the orders in-hand to get too carried away with that.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

The other thing, Earl, remember is we have our view of it through our narrow window. And so, it might be a little dangerous to extrapolate what we’re seeing to overall what’s going on with Ericsson and Nokia.

EARL LUM — CIBC WORLD MARKETS — ANALYST

Great, thank you gentlemen.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Okay.

OPERATOR

Harsh Kumar, Morgan Keegan and Company.

HARSH KUMAR — MORGAN KEEGAN AND COMPANY — ANALYST

Yeah, hi guys. One quick housekeeping question first. Could you just repeat the pro forma EPS guidance? I must have missed that.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

For which period?

HARSH KUMAR — MORGAN KEEGAN AND COMPANY — ANALYST

For the — I am sorry — the first quarter of ‘03?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Okay, sure. Hang-on just for a second. Do you have another question, Harsh, while …

HARSH KUMAR — MORGAN KEEGAN AND COMPANY — ANALYST

Yeah. And also, about the delay in the Vari-L acquisition by a quarter, could you take us through the major items? You mentioned about a filing, but was there anything else that was involved that might have caused you to shift the timing by a quarter?

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

Harsh, one thing to remember is that it’s actually only a month or two, because we, and when we talked about it in December I talked about it being closed at the beginning of March. And now, we’re looking at maybe the end of March, the beginning of April.

Now, that’s, you know, probably the best scenario that we’re looking at. If things go wrong, which would be, you know, major number of turns of the S-4 with the SEC, some problem with the Vari-L shareholder vote, you know, it could extend all the way out to May. But based on what we know, right now, the slip isn’t really a quarter, it’s more like a month or two.

HARSH KUMAR — MORGAN KEEGAN AND COMPANY — ANALYST

Okay, got it.

THOMAS SCANNELL — SIRENZA MICRODEVICES — CHIEF FINANCIAL OFFICER

The EPS numbers you’re looking for was three cents, give or take a penny on GAAP, and two cents give or take a penny on pro forma.

HARSH KUMAR — MORGAN KEEGAN AND COMPANY — ANALYST

Thanks for that. And also, in terms of the activities, you know, just kind of the major activities that you would have planned with Vari-L, or that you might have done, could you take us through maybe what’s — like obviously, I understand that the deal itself is left to close, but have you started to work with them in any way, either tangibly or maybe on a qualitative level?

Could you give us a sense of also what the customers are saying? You’ve talked about this in the past, now that you’ve gone ahead with the process to a deeper degree what is the feedback you’re getting from the customers? What activities have you embarked on together? Any sort of cross-selling opportunities that have come-up, materialized? That kind of color and feel?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Yeah, well, first of all, the customer feedback certainly through the people that we’ve spoken to have been extremely positive. The strategic signposts that I mentioned in terms of size and global footprint, and integration, and all of those, when you walk in with the combination story of Sirenza and Vari-L, it plays right into what the OEMs are looking for. So the customer feedback has been very positive. In fact, I haven’t received one negative comment from any customer as to the proposed combination.

Now, in terms of activities, the two companies are doing a set of activities independently from one another, because obviously, we’re not a combined legal entity. And we have to be very careful as to what we can do. So on the Sirenza side, we have identified facilities, for candidate facilities in the Denver area for the manufacturing transition. We have a team of people working on the manufacturing consolidation. They’re obviously working with Vari-L, who has its own team, and we, from an operational standpoint, lots of activity around developing plans and developing schedules and moving forward with those things that Sirenza can do independently.

In terms of the cross-selling, obviously that’s an area that we can’t get into. But, where we’ve gone in and talked to customers what they’ve indicated to us is they would like to have a joint meeting in some cases between Sirenza and Vari-L to explore integration and roadmap development. And we’ve done that. We had a very large meeting with one of our key Scandinavian OEMs. And, in fact, just last month, attended separately by Vari-L and Sirenza people.

HARSH KUMAR — MORGAN KEEGAN AND COMPANY — ANALYST

Great. Appreciate it. Thank you, guys.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thanks a lot.

OPERATOR

(Caller Instructions.)

Continuing on with Jed Becker, Manchester Management.

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

Just to go back to that point, in terms of the customer base do you have any sense as to how many customers have been sitting on orders because they’ve been uncertain about Vari-L’s finances?

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Again, that’s a good question, but I don’t think we’re the right people to answer it. I would tell you that when we talked with them initially about combining, there was a couple of instances they indicated to us where customers had done some buffer stocking, if you will, for this very same reason. I don’t have any idea of the number of customers, but when a company starts to exhibit some potential weakness from a financial standpoint then, obviously, the major customers get somewhat concerned. So hopefully, there’s a ton of them that are waiting to be unleashed when we combine. (Laughter.)

JED BECKER — MANCHESTER MANAGEMENT — ANALYST

Okay, thank you.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thank you.

OPERATOR

And there are no further questions. At this time, I’ll turn the conference back over to Mr. Van Buskirk for any additional or closing remarks.

ROBERT VAN BUSKIRK — SIRENZA MICRODEVICES — PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thank you. As we’ve stated previously, Sirenza’s goal was to exit this industry downturn a more enabled and stronger competitor. And through the actions and the results that we’ve outlined for you today, and the future actions we expect to take in 2003, we firmly believe that we’ve made significant progress toward achieving this goal.

So, thanks again for joining us today for our quarterly teleconference. We’ll be available by phone the rest of today for any follow-up questions you may have, and you can join us at our next quarterly teleconference which will be in late April of 2003 when we report the results for the first quarter of 2003. Thank you, and good afternoon.

OPERATOR

And that concludes today’s conference. We thank you for your participation, and have a wonderful day.

*******

FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements regarding future events or results, including Sirenza’s current expectations of fiscal year 2003 financial results and its ability to capitalize on OEM demand for increasing levels of integration; the proposed acquisition of Vari-L’s assets and assumption of specified liabilities by Sirenza; the timing and execution of the close of the acquisition and subsequent integration of assets; and the synergies with Vari-L and related benefits envisioned by Sirenza, including the strengthening of Sirenza’s position in the supply chain, the accretion to Sirenza’s financial results and Sirenza’s pro forma profitability for fiscal year 2003. Sirenza cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include: the inability to close, or delays in closing, the Vari-L acquisition; the ability to successfully integrate the assets, management teams and processes of the two companies; the ability to realize expected synergies with Vari-L and the related benefits envisioned by Sirenza; actual amounts of anticipated charges and transaction expenses associated with the Vari-L acquisition; the possibility that the purchase price of the Vari-L assets, and thus the number of shares of common stock to be issued and the amount of cash to be paid, may increase due to a working capital adjustment of the purchase price that is provided for in the definitive agreement; the response by customers of Sirenza or Vari-L to the acquisition; and customers’ further reductions of planned production volumes, further delays in the build-out of new wireless and wireline network infrastructure, delays in the implementation of next-generation equipment, decreased demand for products that contain RF components, lower than expected OEM demand for increasing levels of integration, and/or exertion of downward pressure on the pricing of Sirenza’s or Vari-L’s components. Each and all of these factors could be due to overall general economic or telecommunications market conditions, or conditions in the mobile and fixed wireless and wireline infrastructure markets, or otherwise. Additional factors include the possible underutilization of the company’s manufacturing facilities, whether as a result of the factors described above or otherwise, and the integration and financial performance of the company’s new Integrated Power Products business within Sirenza and the resulting benefits of the business combination to Sirenza. Other factors that could cause actual events or results to differ materially from those in the forward-looking statements are included in Sirenza’s and Vari-L’s respective filings with the Securities and Exchange Commission (SEC), specifically Sirenza’s registration statement on Form S-4 filed on December 20, 2002, and Vari-L’s Form 10-K filed in October 2002 and Form 10-Q filed in November 2002.

Sirenza undertakes no obligation to update its forward-looking statements at any time or for any reason.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. Vari-L intends to mail the definitive proxy statement/prospectus to its stockholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus filed with the SEC on December 20, 2002, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Vari-L in favor of the transaction. Information regarding Sirenza’s and Vari-L’s executive officers and directors and a description of employment agreements and other interests of Sirenza’s and Vari-L’s executive officers and directors in the matters to be voted upon by the Vari-L shareholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC’s website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.